CUSIP No. G6S41R101	Page 1 of 10

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Osmotica Pharmaceuticals plc

(Name of Issuer)

Ordinary Shares, nominal value $0.01 per share

(Title of Class of Securities)

G6S41R101

(CUSIP Number)

Ben Silbert, Esq.

65 East 55th Street, 18th Floor

New York, NY 10022

(212) 593-6900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Craig E. Marcus, Esq.

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, MA 02199-3600

November 20, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

[Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6S41R101	Page 2 of 10

(1)	Name of Reporting Persons Avista Capital Partners III GP, L.P.

(2)	Check the Appropriate Box if a Member of a Group*
(a)	☒
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 1,032,995

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 1,032,995

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,032,995

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 1.7%

(14)	Type of Reporting Person PN

CUSIP No. G6S41R101	Page 3 of 10

(1)	Name of Reporting Persons Orbit Co-Invest III LLC

(2)	Check the Appropriate Box if a Member of a Group*
(a)	☒
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 1,032,995

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 1,032,995

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,032,995

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 1.7%

(14)	Type of Reporting Person OO

CUSIP No. G6S41R101	Page 4 of 10

(1)	Name of Reporting Persons Avista Healthcare Partners GP, Ltd.

(2)	Check the Appropriate Box if a Member of a Group*
(a)	☒
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 15,730,864

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 15,730,864

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 15,730,864

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 25.2%

(14)	Type of Reporting Person OO

CUSIP No. G6S41R101	Page 5 of 10

(1)	Name of Reporting Persons Avista Healthcare Partners, L.P.

(2)	Check the Appropriate Box if a Member of a Group*
(a)	☒
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 15,730,864

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 15,730,864

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 15,730,864

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 25.2%

(14)	Type of Reporting Person PN

CUSIP No. G6S41R101	Page 6 of 10

Introduction

This Amendment No. 1 amends the statement on Schedule 13D (the “Schedule 13D”) related to the ordinary shares, nominal value $0.01 per share (the “Ordinary Shares”), of Osmotica Pharmaceuticals plc, an Irish public limited company (the “Company”). Unless otherwise indicated, all capitalized terms used herein shall have the meanings set forth in the Schedule 13D and, unless amended hereby, all information previously filed remains in effect.

Item 2. Identity and Background

(a) This Amendment No. 1 to the Schedule 13D is being jointly filed by the following persons (each a “Reporting Person” and collectively the “Reporting Persons”): (1) Avista Capital Partners III GP, L.P., a Delaware limited partnership (“ACP GP”); (2) Orbit Co-Invest III LLC, a Delaware limited liability company (“Orbit III”); (3) Avista Healthcare Partners GP, Ltd., a Bermuda limited company (“AHP GP”); and (4) Avista Healthcare Partners, L.P., a Bermuda limited partnership (“AHP LP” and together with Orbit III, the “Avista Funds”). The agreement among Reporting Persons relating to the joint filing of the Schedule 13D is attached to this Statement as Exhibit 1.

ACP GP serves as the Manager of Orbit III, and AHP GP serves as the general partner of AHP LP. By virtue of the relationships described above, ACP GP may be deemed to share beneficial ownership of the Ordinary Shares held by Orbit III and AHP GP may be deemed to share beneficial ownership of the Ordinary Shares held by AHP LP. Voting and disposition decisions at each of ACP GP and AHP GP with respect to the Ordinary Shares held by the applicable Avista Funds are made by an investment committee, the members of which include David Burgstahler and Sriram Venkataraman, each of whom is a member of the Company’s board of directors. Each of the members of each investment committee disclaims beneficial ownership of the Ordinary Shares held by such Avista Funds.

(b) The business address of each Reporting Person and each other person identified in Item 2(a) above pursuant to General Instruction C to Schedule 13D is c/o Avista Capital Partners, 65 East 55th Street, 18th Floor, New York, NY 10022.

(c) The principal occupation or employment of Orbit III is to acquire, hold and dispose of interests in the Company and any securities received in exchange therefor. The principal occupation or employment of ACP GP is to serve as general partner or managing member to various limited partnership and limited liability companies, including Orbit III. The principal occupation or employment of AHP LP is to acquire, hold and dispose of interests in various companies, including the Company, for investment purposes and to take all actions incident thereto. The principal occupation or employment of AHP GP is to serve as general partner to AHP LP. The principal occupation or employment of each of the other persons identified in Item 2(a) above pursuant to General Instruction C to Schedule 13D is to serve as a partner of Avista Capital Holdings, L.P. and a member of the investment committees of ACP GP and AHP GP, among other affiliated entities.

(d) None of the Reporting Persons or other persons identified in Item 2(a) above pursuant to General Instruction C to Schedule 13D has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons or other persons identified in Item 2(a) above pursuant to General Instruction C to Schedule 13D was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) ACP GP and Orbit III are each organized under the laws of the State of Delaware. AHP GP and AHP LP are each organized under the laws of Bermuda. Each of the natural persons identified in Item 2(a) above pursuant to General Instruction C to Schedule 13D is a citizen of the United States of America.

CUSIP No. G6S41R101	Page 7 of 10

Item 4. Purpose of Transaction.

Item 4 is amended to add the following paragraphs immediately following the third paragraph:

On November 10, 2020, the board of directors of the Company announced that it is undertaking a comprehensive review of strategic options to maximize shareholder value, including asset disposals, re-financings, commercialization or collaboration agreements. The Company disclosed that this review will also include the initiation of a process for the sale of the Company. As a result of the foregoing, the Reporting Persons may from time to time have discussions with directors and officers of the Company, or discussions with other shareholders or third parties, regarding one or more proposed transactions arising out of the foregoing Company-initiated process, which discussions may involve one or more of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Act. Except as set forth above in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Act.

On November 20, 2020, ACP GP, the Company, Orbit I Co-Invest I LLC (“Orbit I”), SDK VC Pharma Holding Corp. (“SDK”) and the shareholders of SDK (the “SDK Shareholders” and, together with SDK, the “SDK Parties”) entered into a letter agreement (the “Orbit I Letter Agreement”), effective as of November 20, 2020, pursuant to which ACP GP, SDK and Orbit I agreed to amend the limited liability company agreement of Orbit I (the “Orbit I LLCA”) to provide that ACP GP will cease to be the Manager of Orbit I and will no longer be subject to the terms and conditions of the prior limited liability agreement. On November 20, 2020, the parties to the Shareholders Agreement entered into a letter agreement (the “SHA Amendment”), pursuant to which, among other things, Orbit I was removed as a party to the Shareholders Agreement and thus no longer subject to the terms and conditions thereof. Copies of the Orbit I Letter Agreement and the SHA Amendment are included as Exhibit 4 and Exhibit 3 to this Amendment No. 1 to the Schedule 13D, respectively.

Item 5. Interest in Securities of the Issuer.

The information set forth in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of Ordinary Shares and the percentage of total outstanding Ordinary Shares beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Ordinary Shares in this Amendment No. 1 to the Schedule 13D are based upon the 62,585,832 Ordinary Shares stated to be outstanding as of November 9, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2020. The Reporting Persons may be deemed to beneficially own an aggregate of 16,763,859 Ordinary Shares, which constitutes approximately 26.8% of the Company’s outstanding Ordinary Shares, calculated in accordance with Rule 13d-3 under the Act. The filing of this Amendment No. 1 to the Schedule 13D shall not be construed as an admission that a Reporting Person beneficially owns those Ordinary Shares held by any other Reporting Person.

Orbit III may be deemed to beneficially own 1,032,995 Ordinary Shares, which represents approximately 1.7% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

ACP GP, as the Manager of Orbit III, may be deemed to beneficially own 1,032,995 Ordinary Shares, which represents approximately 1.7% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

AHP LP may be deemed to beneficially own 15,730,864 Ordinary Shares, which represents approximately 25.2% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

AHP GP, as the general partner of AHP LP, may be deemed to beneficially own 15,730,864 Ordinary Shares, which represents approximately 25.2% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

CUSIP No. G6S41R101	Page 8 of 10

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. In addition, as a result of the Shareholders Agreement, the Avista Funds may be deemed to be part of such a “group” with the Altchem Entities with respect to the Company’s securities.  Based on the disclosure in the Company’s Definitive Proxy Statement on Schedule 14A filed on April 20, 2020, (i) Orbit A-I may be deemed to beneficially own 1,182,243 Ordinary Shares, which represents approximately 1.9% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act, and (ii) Altchem Limited, as the holder of 22,485,297 Ordinary Shares and the manager of Orbit A-I, may be deemed to beneficially own 23,667,540 Ordinary Shares, which represents approximately 37.8% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

(b) The number of Ordinary Shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof.

(c) Except as described in Item 4 of the Amendment No. 1 to the Schedule 13D, the Reporting Persons have not effected any transactions in the Ordinary Shares during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to replace the second paragraph with the following:

On November 20, 2020, ACP GP, the Company, Orbit I and the SDK Parties entered into the Orbit I Letter Agreement, effective as of November 20, 2020, pursuant to which ACP GP, SDK and Orbit I agreed to amend the Orbit I LLCA to provide that ACP GP will cease to be the Manager of Orbit I and will no longer be subject to the terms and conditions of the prior limited liability agreement. In addition, the Orbit I Letter Agreement provides for certain restrictions on open market sales by Orbit I and the SDK Parties of more than 160,000 Ordinary Shares in the aggregate in any calendar month from November 2020 through March 31, 2021. On November 20, 2020, the parties to the Shareholders Agreement entered into the SHA Amendment, pursuant to which, among other things, Orbit I was removed as a party to the Shareholders Agreement and thus no longer subject to the terms and conditions thereof. Following the Orbit I Letter Agreement, ACP GP no longer acts as Manager of Orbit I and thus may no longer be deemed to share beneficial ownership of the 4,936,926 Ordinary Shares held by Orbit I. This summary description does not purport to be complete, and is qualified in its entirety by reference to the Orbit I Letter Agreement and the SHA Amendment, copies of which are filed as Exhibit 4 and Exhibit 3 to this Amendment No. 1 to the Schedule 13D, respectively.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1.	Joint Filing Agreement dated as of November 23, 2020, by and among Avista Capital Partners III GP, L.P., Orbit Co-Invest III LLC, Avista Healthcare Partners GP, Ltd. and Avista Healthcare Partners, L.P.

2.	Shareholders Agreement, dated as of October 17, 2018, by and among, Osmotica Pharmaceuticals plc, ACP Holdco (Offshore), L.P., ACP III AIV, L.P., Altchem Limited, Orbit Co-Invest A-I LLC, Orbit Co-Invest I LLC, Orbit Co-Invest III LLC, and the management shareholders identified therein (incorporated by reference to Schedule 13D filed by the Reporting Persons on January 23, 2020)

CUSIP No. G6S41R101	Page 9 of 10

3.	Amendment No. 1, dated as of November 20, 2020, to the Shareholders Agreement, dated as of October 17, 2018, by and among, Osmotica Pharmaceuticals plc, ACP Holdco (Offshore), L.P., ACP III AIV, L.P., Altchem Limited, Orbit Co-Invest A-I LLC, Orbit Co-Invest I LLC, Orbit Co-Invest III LLC, and the management shareholders identified therein

4.	Letter Agreement, dated as of November 20, 2020, by and among Avista Capital Partners III GP, L.P., Osmotica Pharmaceuticals plc, Orbit Co-Invest I, LLC, SDK VC Pharma Holding Corp., and the shareholders identified therein

CUSIP No. G6S41R101	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2020

AVISTA CAPITAL PARTNERS III GP, L.P.

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Chief Administrative Officer and General Counsel

ORBIT CO-INVEST III LLC

by Avista Capital Partners III GP, L.P., its manager

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	General Counsel

AVISTA HEALTHCARE PARTNERS GP, LTD.

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Chief Administrative Officer and General Counsel

AVISTA HEALTHCARE PARTNERS, L.P.

by Avista Healthcare Partners GP, Ltd., its general partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	General Counsel